Room 4561
via fax (919) 754-3701

April 28, 2006

Mr. Matthew J. Szulik
Chief Executive Officer, President and
  Chairman of the Board of Directors
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

     **Re:    Red Hat, Inc.**
          **Form 10-K for Fiscal Year Ended February 28, 2005**
          **Filed May 16,2005**

Dear Mr. Szulik:

We have completed our review of your Form 10-K for the year ended February 28, 2005
and have no further comments at this time.

Very truly yours,


Brad Skinner
Accounting Branch Chief